Exhibit 4.1
SIXTH AMENDMENT TO
GROUP 1 AUTOMOTIVE, INC.
1998 EMPLOYEE STOCK PURCHASE PLAN
     WHEREAS, GROUP 1 AUTOMOTIVE, INC. (the “Company”) has heretofore adopted the GROUP 1 AUTOMOTIVE, INC. 1998 EMPLOYEE STOCK PURCHASE PLAN (the “Plan”); and
     WHEREAS, the Company desires to amend the Plan in certain respects;
     NOW, THEREFORE, the Plan shall be amended as follows, effective as of January 1, 2005:
     1. The sixth sentence of subparagraph 7(e) of the Plan shall be deleted and the following shall be substituted therefor:
“For purposes of the preceding sentence, the term “Maximum Period” shall mean, with respect to a participant, the three-month period beginning on the first day of the participant’s leave of absence; provided, however, that if the participant’s right to reemployment by the Company (or a parent or subsidiary corporation of the Company) is guaranteed either by statute or contract, then such three-month period shall be extended until the last day upon which such reemployment rights are so guaranteed.”
     2. The following sentences shall be added to the end of subparagraph 8(b) of the Plan:
“Notwithstanding any provision of the Plan to the contrary, prior to the commencement of any Option Period, the Committee in its discretion may establish a minimum exercise price for such Option Period to the effect that if the Option Price for such Option Period is less than such minimum exercise price, then each participant shall be deemed to have withdrawn from the Plan pursuant to paragraph 9 immediately prior to the Date of Exercise of such Offering Period; provided, however, that a participant’s payroll deduction authorization shall not be terminated with respect to the Date of Grant of any subsequent Option Period by reason of any such deemed withdrawal. Any such minimum exercise price shall be subject to adjustment in the same manner as provided in paragraph 13 with respect to the number of shares subject to the Plan, the maximum number of shares that may be subject to any option and the number and Option Price of shares subject to options outstanding under the Plan.”

     3. The second sentence of paragraph 12 of the Plan shall be deleted and the following shall be substituted therefor:
“With respect to an individual’s Stock held by the custodian pursuant to subparagraph 8(d), the custodian shall automatically reinvest in additional shares of Stock for such individual’s account any cash dividends received by the custodian and attributable to such Stock (unless the individual elects, in accordance with procedures adopted by the custodian, to receive payment of such cash dividends, in which case the custodian shall pay the individual such cash dividends) and shall, in accordance with procedures adopted by the custodian, facilitate the individual’s voting rights attributable to shares held in the individual’s account with the custodian.”
     4. The following new subparagraph (h) shall be added to paragraph 19 of the Plan:
     ”(h) Tax Withholding. At the time an option under the Plan is exercised, in whole or in part, or at the time some or all of the Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company’s (or a Participating Company’s) federal, state or other tax withholding obligations, if any, that arise upon the exercise of the option or the disposition of the Stock. At any time, the Company (or a Participating Company) may withhold from the participant’s compensation the amount necessary for the Company (or a Participating Company) to meet applicable withholding obligations, including without limitation any withholding required to make available to the Company (or a Participating Company) any tax deductions or benefits attributable to the sale or disposition of Stock purchased by the participant under the Plan.”
     5. As amended hereby, the Plan is specifically ratified and reaffirmed.

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